Exhibit 99.15

Mitchells & Butlers plc

Purchase of Own Securities

Mitchells & Butlers plc announces that on 21 June 2005 it purchased for cancellation 300,000 of its ordinary shares at a price of 330.1136 pence per ordinary share.